Exhibit 4.3

AUTHORIZING RESOLUTION

5.625% SENIOR NOTES DUE 2024

November 21, 2013

This Authorizing Resolution relates to $250,000,000 aggregate principal amount of 5.625% Senior Notes due 2024 to be issued in accordance with the indenture dated as of February 7, 2012 (as amended and supplemented, the “Indenture”), among Toll Brothers Finance Corp. (the “Issuer”), Toll Brothers, Inc. (the “Company”) and the other Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). In the event of a conflict between any provisions of the Indenture and this Authorizing Resolution, the relevant provision or provisions of this Authorizing Resolution shall govern. Capitalized terms not otherwise defined herein but used below shall have the meanings given to them in the Indenture.

PARAGRAPH 1. The title of the senior notes shall be “5.625% Senior Notes due 2024” (the “Notes”).

PARAGRAPH 2. The aggregate principal amount of the Notes that shall be authenticated and delivered under the Indenture, shall be $250,000,000 (except for any Notes authenticated and delivered upon registration of the transfer of, or in exchange for, or in lieu of other Notes pursuant to the terms of the Indenture); provided, however, that, subject to the following sentence, the Notes may be reopened for issuances of an unlimited amount of additional Notes at any time in accordance with the terms of the Indenture. Any additional Notes will be fungible for U.S. federal income tax purposes with, and will constitute part of the same series as, the Notes offered hereby. The form of Notes shall be in the form of Exhibit A hereto. The Notes will be issued only in fully registered form without interest coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

PARAGRAPH 3. The principal amount of the Notes is due and payable in full on January 15, 2024, subject to any earlier redemption as referred to in the Indenture.

The principal of, premium, if any, and interest on the Notes will be payable, and, subject to the restrictions on transfer described in the Indenture, the Notes may be surrendered for registration of transfer or exchange, at the office or agency maintained by the Issuer for that purpose; provided that payments of interest may be made at the Issuer’s option by check mailed to the address of the persons entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States. The office or agency initially maintained by the Issuer for the foregoing purposes will be the corporate trust office of the Trustee.

PARAGRAPH 4. Interest on the Notes shall accrue at a rate of 5.625% per annum (computed on the basis of a 360-day year of twelve 30-day months), from November 21, 2013 to maturity or any earlier redemption; and interest will be payable semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2014, to the Holders in whose names such Notes are registered at the close of business on January 1 or July 1 as the case may be, preceding such interest payment date.

PARAGRAPH 5. Prior to October 15, 2023, the Issuer may, at its option, redeem the Notes in whole at any time, or in part from time to time, by providing notice thereof pursuant to Section 3.03 of the Indenture, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the present value of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 50 basis points. On or after October 15, 2023, the Issuer may, at its option, redeem the Notes in whole at any time, or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. In both instances, the Issuer will also pay accrued and unpaid interest on the Notes to be redeemed to the date of redemption. In determining the redemption price and accrued and unpaid interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If money sufficient to pay the redemption price of and accrued and unpaid interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.

As used in this Paragraph 5, the following terms shall have the respective meanings set forth below:

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by the Issuer.

“Reference Treasury Dealer” means (A) Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBS Securities Inc. and SunTrust Robinson Humphrey, Inc. (or their respective successors or affiliates that are Primary Treasury Dealers (as defined below)), and any successor; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Issuer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

PARAGRAPH 6. If a Change of Control Repurchase Event occurs, unless the Issuer has previously exercised its right to redeem the Notes as described above, the Issuer will make an offer to each Holder of Notes to repurchase all or any part (in amounts of $2,000 or in integral multiples of $1,000 in excess thereof) of that Holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of repurchased Notes plus any accrued and unpaid interest on the repurchased Notes to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at the Issuer’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Issuer will mail a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions herein, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions herein by virtue of such conflict.

On the Change of Control Repurchase Event payment date, the Issuer will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Issuer’s offer;

•	deposit with the Paying Agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes being purchased by the Issuer.

The Paying Agent will promptly send to each Holder of properly tendered Notes the purchase price for the Notes, and the Trustee will promptly authenticate and send (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Issuer will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn under its offer.

As used in this Paragraph 6, the following terms shall have the respective meanings set forth below:

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade (defined below) by all three Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock (defined below), measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a wholly owned subsidiary of a holding company and (2) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Ratings, Ltd., a division of Fitch Inc.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.

“Rating Agency” means (1) each of Moody’s, Fitch and S&P; and (2) if any of Moody’s, Fitch or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available (for reasons outside of the Company’s control), a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company (as certified by a resolution of the Company’s board of directors) as a replacement agency for Moody’s, Fitch or S&P, or all three, as the case may be.

“Moody’s” means Moody’s Investor Services, Inc.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

PARAGRAPH 7. Principal of and interest on the Notes shall be payable in accordance with Section 1 and 2 of the Notes. The Depository for the Notes upon issuance will be Cede & Co., as nominee of DTC. Notwithstanding Section 2.02 of the Indenture, the Issuer’s seal shall not be required to be reproduced on the Notes.

PARAGRAPH 8. The Notes shall not be convertible into the Issuer’s or any of the Guarantors’ common stock.

PARAGRAPH 9. Neither the Notes nor the Guarantees shall be secured.

PARAGRAPH 10. As used in the Indenture, the following terms shall have the respective meanings set forth below:

“Attributable Debt” means, with respect to a Sale and Lease-back Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding senior notes of all series issued by the Issuer, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Issuer, the Company and the other Guarantors under accounting principles generally accepted in the United States (less applicable reserves and other properly deductible items) after deducting therefrom: (1) all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106; (2) investments in subsidiaries that are not Restricted Subsidiaries; and (3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other tangible assets.

“Existing Indentures” means (1) the Indenture dated as of November 22, 2002, among the Issuer, the guarantors named therein and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee, as amended and supplemented by the First Supplemental Indenture through the Twenty-Second Supplemental Indenture and as may be further amended and supplemented, (2) the Indenture dated as of April 20, 2009, among the Issuer, the guarantors named therein and The Bank of New York Mellon, as trustee, as amended and supplemented by the First Supplemental Indenture through the Fourth Supplemental Indenture, the resolutions dated as of April 20, 2009 authorizing the 8.910% Senior Notes due 2017 and the resolutions dated as of September 22, 2009 authorizing the 6.750% Senior Notes due 2019, and as may be further amended and supplemented, (3) the Indenture dated as of February 7, 2012, among the Issuer, the guarantors named therein and The Bank of New

York Mellon, as trustee, as amended and supplemented by the First Supplemental Indenture and the Second Supplemental Indenture and the resolutions dated as of January 31, 2012 authorizing the 5.875% Senior Notes due 2022, the resolutions dated as of April 3, 2013 and May 8, 2013 authorizing the 4.375% Senior Notes due 2023, and as may be further amended and supplemented and (4) the Indenture dated as of September 11, 2012, among the Issuer, the guarantors named therein and The Bank of New York Mellon, as trustee, pursuant to which the 0.50% Exchangeable Senior Notes due 2032 were issued, as amended and supplemented by the First Supplemental Indenture and as may be further amended and supplemented.

“Non-Recourse Indebtedness” means the Indebtedness or other obligations secured by a Lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of the Issuer, the Company or any Restricted Subsidiary (other than the Restricted Subsidiary that holds title to the property) for any deficiency.

“Revolving Credit Facility” means the credit agreement by and among First Huntingdon Finance Corp., Toll Brothers, Inc. and the Lenders named therein dated August 1,2013, and any related documents (including, without limitation, any guarantees or security documents), as such agreements (and such related documents) may be amended, restated, supplemented, renewed, replaced by the existing lenders or by successors or otherwise modified from time to time, including any agreement(s) extending the maturity of or refinancing or refunding all or any portion of the indebtedness or increasing the amount to be borrowed under such agreement(s) or any successor agreement(s), whether or not by or among the same parties.

“Sale and Lease-back Transaction” means a sale or transfer made by the Issuer, the Company or a Restricted Subsidiary (except a sale or transfer made to the Issuer, the Company or another Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Issuer, the Company or a Restricted Subsidiary for more than a three-year term.

“Secured Debt” means any Indebtedness which is secured by (i) a Security Interest in any of the property of the Issuer, the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Issuer, the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Issuer, the Company or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Issuer, the Company or a

Restricted Subsidiary has an equity interest; provided that “Secured Debt” shall not include Non-Recourse Indebtedness, as such categories of assets are determined in accordance with accounting principles generally accepted in the United States. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

“Security Interests” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

PARAGRAPH 11. The Notes shall be entitled to the benefit of each of the covenants in Article 4 of the Indenture and each of the following additional covenants (each of which is deemed to be a provision of the Indenture and, when referred to as a provision of the Indenture, shall be identified by reference to the Section number which is set forth immediately preceding such covenant):

Section 4.06. Restrictions on Secured Debt.

The Issuer and the Company shall not, and shall not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the Notes will be secured equally and ratably with (or prior to) such Secured Debt; provided, however, that this Section 4.06 does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt that is secured by:

(1) Security Interests in model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat or thereon;

(2) Security Interests in property at the time of its acquisition by the Issuer, the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Security Interests secure obligations assumed by the Issuer, the Company or a Restricted Subsidiary, or in the property of a corporation or other entity at the time it is merged into or consolidated with the Issuer, the Company or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects the property of the Issuer, the Company or a Restricted Subsidiary prior to such transaction);

(3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Issuer, the Company or a Restricted Subsidiary;

(4) Security Interests incurred in connection with pollution control, industrial revenue, water, sewage or any similar item; and

(5) Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Issuer, the Company or to another Restricted Subsidiary that is wholly-owned (directly or indirectly) by the Company or Security Interests securing the Issuer’s Indebtedness owing to a Guarantor.

Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding, in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.

In addition, the Issuer and the Guarantors may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) above and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Lease-back Transactions (excluding Attributable Debt in respect of Sale and Lease-back Transactions as to which the provisions of clauses (1) through (3) of Section 4.07 “Restrictions on Sale and Lease-back Transactions” have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

The provisions of this Section 4.06 with respect to limitations on Secured Debt are not applicable to Non-Recourse Indebtedness and will not restrict or limit the Issuer’s or any Guarantor’s ability to create, incur, assume or guarantee any unsecured Indebtedness, or the ability of any subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

Section 4.07. Restrictions on Sale and Lease-back Transactions.

The Issuer and the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease-back Transaction, unless:

(1) notice is promptly given to the Trustee of the Sale and Lease-back Transaction;

(2) fair value is received by the Issuer, the Company or the relevant Restricted Subsidiary for the property sold (as determined in good faith by the Company communicated in writing to the Trustee); and

(3) the Issuer, the Company or a Restricted Subsidiary, within 365 days after the completion of the Sale and Lease-back Transaction, applies, or enters into a definitive agreement to apply within such 365-day period, an amount equal to the net proceeds of such Sale and Lease-back Transaction (x) to the redemption, repayment or retirement of (a) Securities of any Series under the Existing Indentures (including the cancellation by the Trustee of any securities of any series delivered by the Issuer to the Trustee), (b) Indebtedness of the Issuer that ranks equally with the Notes or (c) Indebtedness of any Guarantor that ranks equally with the Guarantee of such Guarantor, and/or (y) to the purchase by the Issuer, the Company or any Restricted Subsidiary of property used in their respective trade or businesses.

This Section 4.07 will not apply to a Sale and Lease-back Transaction that relates to a sale of a property that occurs within 180 days from the latest of (x) the date of acquisition of the property by the Issuer, the Company or a Restricted Subsidiary, (y) the date of the completion of construction of that property or (z) the date of commencement of full operations on that property. In addition, the Issuer and the Guarantors may, without complying with the above restrictions, enter into a Sale and Lease-back Transaction if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) described in Section 4.06 “Restrictions on Secured Debt” and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Lease-back Transactions (excluding Attributable Debt in respect of Sale and Lease-back Transactions as to which the provisions of clauses (1) through (3) of this Section 4.07 have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets

PARAGRAPH 12. As used in this Paragraph 12, the following terms shall have the respective meanings set forth below:

“Acquisition” means the acquisition of all of the equity interests in Shapell Industries, Inc. (“Shapell”) by the Company, pursuant to the Purchase Agreement (defined below).

“Purchase Agreement” means the purchase and sale agreement entered into on November 6, 2013, between Shapell Investment Properties, Inc. and the Company, pursuant to which the Company has agreed to acquire all of the equity interests in Shapell.

The Notes will be subject to a special mandatory redemption (a “Special Mandatory Redemption”) in the event that (i) the Purchase Agreement is terminated on any date prior to May 31, 2014, (ii) the Company publicly announces on any date prior to May 31, 2014 that the Acquisition will not be pursued or (iii) the Acquisition is not consummated prior to May 31, 2014 (the earliest of any such date, a “Trigger Date”). In that event, the Issuer will cause a notice of Special Mandatory Redemption to be mailed to each holder of the Notes at its registered address and to the Trustee promptly, but in any event not later than five Business Days after the Trigger Date, and will redeem the Notes on the date specified in the notice of Special Mandatory Redemption (which shall be no later than five Business Days following the date of such notice). The aggregate redemption price for any Special Mandatory Redemption will be equal to 100% of the aggregate principal amount of the Notes, together with accrued interest on the Notes from November 21, 2013 up to, but not including, the date of the Special Mandatory Redemption. To the extent the provisions of this Paragraph 12 conflict or are otherwise inconsistent with Article III of the Indenture, the provisions of this Paragraph 12 shall prevail.

PARAGRAPH 13. For the avoidance of doubt, the Notes shall be entitled to the benefit of the provisions of Article V of the Indenture.

PARAGRAPH 14. The Notes shall be entitled to the benefit of each Event of Default enumerated in Section 6.01 of the Indenture; provided, however, that sub-clause (4) of such Section 6.01 shall be amended and restated as follows:

“(4) any default under an instrument evidencing or securing any of the Issuer’s Indebtedness or the Indebtedness of any Guarantor (other than Non-Recourse Indebtedness) aggregating $10,000,000 or more in aggregate principal amount, resulting in the acceleration of such Indebtedness, or due to the failure to pay such Indebtedness at maturity, upon acceleration or otherwise;”.

An Event of Default on the Notes shall also occur if, voluntarily or involuntarily, whether by operation by law or otherwise, the Issuer fails to redeem any of the Notes if and when required pursuant to any Special Mandatory Redemption.

PARAGRAPH 15. For the avoidance of doubt, the Notes shall be entitled to the benefit of Article IX of the Indenture.

PARAGRAPH 16. Except as otherwise indicated, each reference herein to a “Paragraph” shall refer to a Paragraph hereof, and each reference herein to a “Section” shall refer to a Section of the Indenture.

EXHIBIT A

[See Exhibit 4.5.]